ORBIS

Warszawa,2005-05-11



United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 18/2005.
Best regards

Krzysztof Gerula

I Vice President

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL


SEC MAIL PROCESSING
MAY 19 2005
WASH, D.C.

82 – 5025

Current report no 18/2005

Orbis S.A. hereby informs about the change of a date of submitting the consolidated financial report for the 1 st quarter 2005.The day of submitting the report has been fixed on May 16,2005

§ 58 section 1 RO – schedule of periodical reports


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2005
WASH, D.C. 202
SECTION